Exhibit 99.1

Market Release 14 July 2025

NASDAQ Update

Advanced Health Intelligence Ltd (ASX:AHI) (“AHI” or “the Company”) wishes to provide an update regarding the Company’s current dual-listing status and the strategic steps being taken to restore and regain compliance with its market position across both the ASX and Nasdaq Stock Market LLC (“NASDAQ”) exchanges.

On 2 July 2025, in line with the previously disclosed delisting of AHI from the NASDAQ, AHI received formal notification from the NASDAQ confirming the delisting of the Company’s American Depositary Shares (ADRs). This followed an extended suspension that commenced on 30 July 2024 due to a shareholder equity deficiency, and AHI’s ongoing suspension from trading on the Australian Securities Exchange (“ASX”).

While this notification was not unexpected, AHI continues to execute on meeting the requirements of its primary listing on the ASX. Since the initial suspension, AHI’s management has been working diligently alongside legal advisors to resolve all outstanding issues, fulfil our compliance obligations, and position the Company for a strong return to market.

The Company continues to seek the funding opportunities that are required to enable AHI to complete outstanding financial audits, governance submissions, and operational readiness needed prior to reinstatement. AHI remains focused on executing these steps as efficiently and quickly as possible.

Immediate Focus on ASX Reinstatement

The steps to our NASDAQ relisting strategy include the reinstatement of AHI’s securities on the ASX. To achieve this, we are currently completing the following:

●	Finalisation of our audited financial statements, including:

o	FY2024 Annual Report;

o	FY2024 Half-Year Review; and

o	FY2025 Full-Year Audit.

The finalisation of the FY2024 Annual Report is expected to take approximately one month once the required funding is secured. AHI intends to release this report by no later than 30 September 2025. The other outstanding reports will be finalised shortly following the release of the FY2024 Annual Report.

●	The release of all outstanding Quarterly Activities Reports. As at the date of this announcement, the report for the quarter ending 31 March 2025 remains outstanding, this is expected to be released during the week commencing 14 July 2025. AHI will release the Quarterly Activities Report for the quarter ending 30 June 2025 on or before 31 July 2025.

●	Updating of all outstanding corporate governance disclosures and regulatory lodgements, where and if required.

●	Securing and evidencing capital sufficiency in accordance with ASX Listing Rules 12.1 and 12.2, ASX has indicated that it is likely that AHI will need to demonstrate a minimum of 12 months' operational funding as one of the conditions to satisfy this requirement.

As is mentioned above, the Company continues to seek the funding required to action the above objectives. As at the date of this announcement, the details of this funding (i.e. the amount, the pricing, the type of capital raising, and the requirement to obtain shareholder approval) are yet to be finalised. An update to the market will be released once the funding arrangements are agreed. However, there is no certainty that these funding arrangements will satisfy ASX that AHI is compliant with the requirements of ASX Listing Rules 12.1 and 12.2. AHI also notes that ASX will only consider AHI’s application to reinstatement, and will only provide reinstatement conditions, once AHI is up-to-date with its reporting requirements. ASX has also indicated that, if following the lodgement of the outstanding reports ASX is not satisfied with the Company’s financial condition and activities, it will not provide the Company with any reinstatement conditions.

Importantly, AHI also intends to demonstrate sufficient shareholder equity to meet the NASDAQ shareholder equity requirement under NASDAQ Listing Rule 5550(b)(1), which requires a minimum of USD $2.5 million in stockholders’ equity for continued listing on the NASDAQ Capital Market.

Pursuant to the ASX Long Term Suspended Entities market release that was announced on 9 April 2025, if AHI doesn’t release its FY2024 Annual Report by 30 September 2025, the Company will be removed from the official list of the ASX (“Official List”). If AHI releases its FY2024 Annual Report before this date but is not reinstated to trading on ASX by 5 February 2026, then the Company will be removed from the Official List.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

Market Release 14 July 2025

If AHI is not reinstated to trading on the ASX, the Company will continue to operate as an unlisted entity, seek the necessary funding to sustain its operations, and actively assess alternative exchanges for the Company’s securities to be traded on.

Pathway to NASDAQ Relisting

The reinstatement of securities on the ASX is a critical prerequisite to any relisting on NASDAQ. Once ASX compliance and reinstatement has been achieved, we intend to take the necessary steps to restore our ADR program and regain access to the U.S. capital markets.

Depending on the final ruling by NASDAQ, the Company may be eligible for either:

1.	Reinstatement of the previous listing, provided NASDAQ views the delisting as procedural and not disciplinary; or

2.	A fresh listing application, either as:

o	A re-established ADR program backed by a depositary bank; or

o	A clean U.S. listing via a new listing application.

The necessary steps, AHI will execute on

●	Confirming compliance with NASDAQ Capital Market or Global Market listing standards (e.g. market cap, shareholder equity, governance, share price).

●	Updating all required SEC filings and financial disclosures in accordance with IFRS or U.S. GAAP.

●	Re-engaging with our depositary bank to assess the appropriate ADR pathway.

●	Work with our experienced U.S. legal counsel to oversee the application process.

Once reinstated to the ASX, with the goal of being relisted on NASDAQ, AHI intends to present NASDAQ with a robust submission that demonstrates AHI’s financial stability, governance readiness, and strategic direction.

We understand the frustration that delays in reinstatement and relisting can cause. Be assured that your Board and management team are fully committed to navigating these final steps with transparency and diligence. Our goal remains clear: to restore liquidity, enhance shareholder value, and position AHI as a trusted global innovator in digital health. AHI will continue to keep shareholders informed as key milestones are achieved.

The Chairman and CEO of Advanced Health Intelligence Ltd has approved this announcement.

For more information, contact:

Vlado Bosanac Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech	Simon Durack JP Company Secretary & Chief Financial Officer Advanced Health Intelligence Ltd E: admin@ahi.tech

About Advanced Health Intelligence Ltd

AHI offers cutting-edge, smartphone-based health risk identification solutions that enable individuals to run their own comprehensive health assessments and risk stratification.

Utilising smartphone sensor technology, individuals can efficiently conduct a single scan or a series of scans to identify established risk markers for various health conditions. The resulting data can then be shared with healthcare providers, insurers, employers, and government agencies, facilitating timely triage and the allocation of appropriate care pathways.

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Advanced Health Intelligence Ltd ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech

Market Release 14 July 2025

AHI’s scientific research capability is dedicated to the development of advanced data capture techniques, optimising data input signal quality and continuous enhancement and validation of AHI's solutions through rigorous scientific processes. AHI has assembled a team of experts in machine learning, artificial intelligence, biomathematical modelling and systems biology, computer vision, clinical expertise, and medically trained data scientists to develop and deploy these cutting-edge risk assessment tools.

Over the past decade, AHI has been at the forefront of health-tech innovation, pioneering the use of smartphones in digital-first health care. Our journey began with the groundbreaking development of the world's first on-device body dimensioning capability.

Since then, we have continued to evolve and adapt our solutions to meet the dynamic needs of health systems players dedicated to delivering high-quality patient care and early detection of escalating health conditions. AHI's patented technology has enabled us to push the boundaries of early detection through digital healthcare, offering a suite of modular solutions that are transforming the industry and providing earlier intervention opportunities.

Our comprehensive solutions encompass:

●	Anthropometric and body composition analysis to identify obesity-related comorbidities, including diabetes risk stratification.

●	Predictive modelling of blood biomarkers (including HbA1C, HDL-C, LDL-C), and 10-year cardiovascular risk estimation.

●	Facial photoplethysmography to assess vital signs non-invasively and provide risk stratification for cardiovascular disease.

●	Device-derived dermatological image analysis for identifying over 588 skin conditions across 134 categories, including melanoma detection.

●	Atrial Fibrillation technology enables the detection of Atrial Fibrillation using a mobile device. This allows for early identification and monitoring of this common heart condition through a simple, non-invasive, and user-friendly smartphone-based solution.

AHI has developed digital biomarker-driven triage solutions that use only a smartphone or web browser. These solutions enable the identification of health risks across populations and can inform individuals of the direction to appropriate care pathways for proactive health management. The technology provides cost-effective health risk assessment access to billions of smartphone users worldwide, empowering these individuals to take charge of their health journey and improving health outcomes globally.

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Advanced Health Intelligence Ltd ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech